UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014
Commission File Number: 001-35152

WI-LAN INC.

(Translation of registrant’s name into English)

303 Terry Fox Drive
Suite 300
Ottawa, Ontario K2K 3J1
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months ended September 30, 2014 and 2013
99.2	Condensed Consolidated Financial Statements for the Three Months ended September 30, 2014
99.3	Certification of the Chief Executive Officer - Form 52-109F2 Certification of Interim Filings Full Certificate
99.4	Certification of the Chief Financial Officer - Form 52-109F2 Certification of Interim Filings Full Certificate
99.5	Press Release dated October 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WI-LAN INC.

Date: October 31, 2014	By:	/s/ Prashant R. Watchmaker
Name: Prashant R. Watchmaker
Title: Vice-President, Corporate Legal & Corporate Secretary

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